Free Writing Prospectus Filed on January 13, 2011	Filed Pursuant To Rule 433 Registration Statement No. 333-161148

Oesterreichische Kontrollbank Aktiengesellschaft

$ 1,000,000,000 1.375% Guaranteed Global Notes due 2014

FINAL TERM SHEET

January 13, 2011

Issuer:	Oesterreichische Kontrollbank AG (“OeKB”)

Guarantor:	Republic of Austria

Rating:	AAA by Standard & Poor’s Ratings Services and Aaa by Moody’s Investors Service[1]

Principal Amount:	US$1,000,000,000

Pricing Date	January 13, 2011

Closing Date:	January 21, 2011

Maturity Date:	January 21, 2014

Redemption Price:	100%

Interest Rate:	1.375% per annum (paid semi-annually 30/360, following, unadjusted)

Interest Payment Dates:	January 21 and July 21

First Interest Payment Date:	July 21, 2011

Reoffer Spread:	44.45 bps over 1% US Treasury due January 14, 2014, yielding 1.04% semi-annually

Price to Public/Issue Price:	99.678%

Underwriting Commissions:	0.100%

Proceeds to OeKB:	99.578%

Format:	SEC registered global notes

Denominations:	US$1,000

Listing:	Regulated Market of the Luxembourg Stock Exchange

Business Days:	New York, London

Clearing System:	DTC (deliverable through Clearstream Luxembourg and Euroclear)

Joint Lead Managers:	Goldman Sachs International, J.P. Morgan Securities Ltd., UBS Limited

Co-Managers:	Barclays Bank PLC, BNP Paribas, Citigroup Global Markets Inc., Deutsche Bank AG, London Branch

Stabilization Manager:	n.a.

ISIN:	US676167BD00

CUSIP:	676167 BD0

1 A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

You can access the prospectus relating to the registration statement at the following website:

http://www.sec.gov/Archives/edgar/data/202811/000119312509210954/dsba.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Goldman, Sachs & Co., 100 Burma Road, Jersey City, NJ 07305, USA Attention: Prospectus Department (+1-212-902-1171, toll free 866-471-2526), by calling J.P. Morgan Securities LLC (collect) at +1 212 834 4533, or by calling UBS Securities LLC (attn. Fixed Income Syndicate) at +1-888-722-9555.